UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

FREEDOM 20, INC.
(Exact name of registrant as specified in its charter)

000-52118
(Commission file number)

Delaware	20-5153378
(State of incorporation)	(I.R.S. Employer Identification No.)

2 Bridge Avenue
Red Bank, New Jersey 07701
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number: (732) 530-9007

FREEDOM 20, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

FREEDOM 20, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record as of January 23, 2007, of the outstanding shares of common stock, $0.0001 par value (the “Common Stock”) of Freedom 20, Inc., a Delaware corporation (“Freedom 20” or the “Company”), in connection with the transfer of certain shares of common stock of the Company pursuant to an Agreement by and between the Company and Fluid Audio Network, Inc., a Delaware corporation (“Fluid”), to be entered into by the parties (the “Agreement”). This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

Upon the closing of the transactions contemplated by the Agreement, the Company will, to the extent permitted by applicable law, secure the resignation of, or remove, all the existing directors of the Company so as to enable Hank L. Torbert and Justin Beckett to be appointed as directors of the Company. Virginia K. Sourlis, the existing director, has indicated her intent to resign on the closing date of the Merger, which the parties intend to consummate on or around February 2, 2007 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

CHANGE IN CONTROL TRANSACTION

In January 2007, the Company and Fluid executed a letter of intent pursuant to which the parties are currently engaged in advanced negotiations to enter into a definitive agreement relating to the Agreement. Pursuant to the Agreement, Fluid will purchase 1 share of common stock of the Company at a purchase price of $1.00 per share and the Company will thereafter become a wholly owned subsidiary of Fluid (“Acquisition”). Immediately after the acquisition, Fluid will perform a short form parent-subsidiary merger whereby Fluid (the parent company) will be merged with and into the Company (the wholly owned subsidiary) and the Company shall be the surviving entity (the “Merger”). If the Merger is consummated, the Company is anticipated to issue an aggregate of approximately 11,432,395 of its authorized and unissued shares of Common Stock, in connection with the conversion of and exchange for all of the issued and outstanding shares of capital stock of Fluid, so that immediately after such issuance the former shareholders of Fluid will own 100% of the Company’s outstanding shares of Common Stock.

As a condition precedent to the Acquisition, we intend to redeem 100,000 shares of our Common Stock from our current shareholder for an aggregate price of $1.00, and after the Closing Date we will issue 165,000 shares of Common Stock to our current shareholder.

On the Closing Date, the existing directors of the Company will resign, and Hank L. Torbert and Justin Beckett will be appointed as directors of the Company.

VOTING SECURITIES

The Company’s Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s shareholders. Each share of Common Stock entitles the holder thereof to one vote. As of January 23, 2007, there were 100,000 shares of the Company’s Common Stock outstanding.

CURRENT DIRECTORS AND OFFICERS

Name	Age	Position	Term

Virginia K. Sourlis	42	President and Director	June 2006 through present

Virginia K. Sourlis, the founder and owner of The Sourlis Law Firm, a boutique securities law firm located in the heart of Red Bank, New Jersey. Her firm represents several brokerage firms and SEC and state registered investment advisors. Her firm represents numerous private and publicly traded companies that are located throughout the world, in all stages of their development, from start-up to being a publicly traded company.

Virginia’s law firm handles Rule 504, 505 and 506 private placements, Underwritten Public Offerings (also direct and shelf), Regulation A Offerings, Traditional Initial Public Offerings, Reverse Mergers, Rule 15c2-11 Pink Sheet (and unsolicited quote) and OTCBB applications, Regulation of formal/informal disclosure requirements, 1933 and 1934 Act Registration Statements (i.e. Form SB-2, Form 10SB), compliance with NASD Rules and Regulations, NASD audits, SEC audits, Rule 144/144A transactions and legal opinions, Sarbanes Oxley Act compliance, Blue Sky law compliance, Proxy Statements and Information Statements, Form 10-Ks, Form 10-Qs, Form 8-Ks, Forms 3, 4, & 5, and Forms 13G & 13D, and counsel and advise companies regarding general securities and corporate/business legal matters.

Virginia K. Sourlis, Esq. studied at Oxford University, England, graduated from Stanford University, California and received her MBA and JD from Villanova University, Pennsylvania. Virginia serves as an arbitrator and chairperson for the National Association of Securities Dealers, Inc. (“NASD”) and New York Stock Exchange (“NYSE”), and is a Director of the Eastern Monmouth Area Chamber of Commerce, and a member of the New Jersey Bar Association, Monmouth Bar Association, ACCA, ABA and NJCCA.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any current director, executive officer, promoter or control person of the Company during the past five years.

Audit, Nominating and Compensation Committees

Our current Board of Directors does not have standing audit, nominating or compensation committees. Currently, we have only one director, no operations and only limited resources. Instead, the functions that might be delegated to such committees have been carried out by our director, to the extent required. Our current Board of Directors believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board of Directors and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances. However, if the Merger is consummated, we anticipate that our Board of Directors will seek qualified independent directors to serve on the Board and ultimately form standing audit, nominating and compensation committees.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the period from June 27, 2006 (inception) to December 31, 2006 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

NEW DIRECTORS AND OFFICERS

The following table sets forth the respective names, ages and positions of our anticipated directors and executive officers on a forward-looking basis assuming the Merger is consummated, as well as the year that each of them commenced serving as a director with Fluid, if applicable. All of the directors identified below would be elected to the Board of Directors immediately after the consummation of the Merger, and their terms would run until our annual meeting of stockholders in 2007.

Name and Anticipated Position	Age	Fluid Director Since

Hank L. Torbert Director	35	April, 2005

Justin Beckett Director and Chief Executive Officer	43	October, 2004

Robert Buch Chief Operating Officer	32

James Williams Chief Technology Officer	35

Michael Raeford Chief Metrics Officer	28

David Williams Chief Financial Officer	46

Management and Director Biographies

Hank L. Torbert - Director: has served as a director of the Company since April 2005. Mr. Torbert is the founder and Managing Partner at Avondale Ventures, LLC, media and communications private equity firm. Prior to founding Avondale 2006, Mr. Torbert served as Executive Vice President and Chief Operating Officer of Broadcast Capital, Inc., media focused private equity firm. Prior to joining Broadcast Capital in 2004, Mr. Torbert served as a Vice President of the Financial Sponsor Group, Middle Market Banking at JPMorgan Chase Bank, where he was a member of a four-person team that covered the firm’s top tier middle market private equity clients from 2002 to 2004. Prior to that time, Mr. Torbert was a senior associate in the Equity Capital Markets Group at JPMorgan Chase Bank where he completed over $100 billion in transactions in the media and telecommunications industry. Prior to joining JPMorgan Chase Bank in 1997, Mr. Torbert worked at AIG Capital Partners. Mr. Torbert received a Bachelor of Arts degree, Master of International Finance and an M.B.A. from Columbia University.

Justin Beckett - CEO, Director: is the Founder and Chief Executive Officer of the Company, and is also the co-founder of VIZX Corporation, the seed investor of Fluid Audio Network. Prior to founding the Company in October 2004, Mr. Beckett founded and served as the Chief Executive Officer of SkillJam Technologies Corporation (www.skilljam.com) which was subsequently sold to Fun Technologies (www.funtechnologies.com) (AIM:FUN), from 2001 to 2004. From 2001 to 2003, Mr. Beckett was a consultant to Visutel Technologies and in 2000 Mr. Beckett founded Music Gaming, Inc., which in 2001 was sold to Intermix/MySpace (AMEX:IMEX). In 2002 Mr. Beckett co-founded Measurematics, Inc. (www.measurematics.com). Prior to his focus on Internet based consumer product applications, Mr. Beckett was an Executive Vice President and principal of Sloan Financial Group, a diversified financial services firm. Mr. Beckett received his Bachelor of Arts degree from Duke University.

Robert Buch - Chief Operating Officer: has served as our Chief Operating Officer of the Company since October 2004. Prior to joining the Company, Mr. Buch was the founder and President of AimTV, an Internet based advertising firm, which he managed until the company’s $25 million sale to NETZERO, Inc. (NASDAQ:UTND) in 1999. While managing AimTV, Mr. Buch raised investment capital, recruited a senior level management team and was responsible for two successful U.S. patent applications. Mr. Buch has also founded Starscraper Ventures, which was an incubator for start-up companies. Mr. Buch received his Juris Doctorate degree from the University of California at Hastings, School of Law, and a Bachelor of Arts degree from University of California Los Angeles.

James Williams - Chief Technology Officer: has served as our Chief Technology Officer since October 2004. Prior to joining the Company, Mr. Williams served as the Director of Technology for Oemtec from 2003 to 2004 and E-Site from 2001 to 2002. Mr. Williams also served as a Consulting Software Architect for Visutel in 2003. Mr. William’s experience includes founding iKennect and developing a wireless, public access portal in partnership with Nortel Networks for the Mandalay Bay Hotel and Resort in Las Vegas, the creation of the “Free-DSL” platform for Winfire and subsequent management of a nationwide DSL network, and the release of Cybermedia’s award winning First Aid ‘98. Mr. Williams received a Bachelor of Science degree from California State University Dominguez Hills.

Michael Raeford - Chief Metrics Officer: has served as our Chief Metrics Officer since March 2005. Prior to joining the Company, Mr. Raeford served as the Chief Metrics Officer of SkillJam Technologies Corporation which was subsequently sold to Fun Technologies (www.funtechnologies.com) (AIM:FUN), from 2001 to 2005. Mr. Raeford served as a research analyst at Music Gaming, Inc. from 2000 to 2001 and was an associate analyst with Sloan Financial Group from 1998 to 2000. Mr. Raeford received his Bachelor of Arts degree from North Carolina Central University.

David Williams - Chief Financial Officer: has served as our Chief Financial Officer since February 2006. From 1999 to 2005, Mr. Williams founded and operated Professionals Online Network, Inc., an online executive recruitment network. Mr. Williams previously served as the Chief Financial Officer of Networks Telephony Corporation from 1997 to 1999. Mr. Williams received a Bachelor of Music from Northern Illinois University and a Juris Doctorate degree from Southwestern University School of Law. He is also a Certified Public Accountant (CPA) and a Certified Management Accountant (CMA).

DIRECTOR AND OFFICER COMPENSATION

The Company paid no cash compensation to its current President or any other executive officers for services rendered during the fiscal year ended December 31, 2006.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation	All Other Compensation
Name and Principal Position	Year	Salary	Bonus

Virginia K. Sourlis, President and Director	2006 2005 2004	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-

Director Compensation

The Company currently does not pay any cash fees to directors, but we pay directors' expenses in attending board meetings. During the year ended December 31, 2006 no director expenses were reimbursed.

Employment Agreements

As of the date of this Information Statement, the Company was not a party to any employment agreements.

Fluid has no employment agreements with its officers. Fluid does not have a 401(k) plan and no other retirement, pension, or profit sharing plans exist.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information as of January 23, 2007

The following table sets forth, as of January 23, 2007, certain information concerning the beneficial ownership of Common Stock by (i) each person known by the company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 100,000 shares of Common Stock outstanding. Unless otherwise specified, the address of each of the directors and executive officers listed below is c/o Freedom 20, Inc., The Galleria, 2 Bridge Avenue, Red Bank, New Jersey 07701.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares Owned

Getting You There, LLC(1)	100,000	100.00%

1 director and executive officer as a group (1 person)	100,000	100.00%

(1) Virginia K. Sourlis, is the sole owner of Getting You There, LLC.

Anticipated Beneficial Ownership Information after the Consummation of the Merger

The following table sets forth certain information concerning the beneficial ownership of Common Stock by (i) each person known by the Company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 10,650,779 shares of Common Stock outstanding. Except as otherwise listed below, the address of each person is c/o Fluid Audio Network, Inc., 5813-A Uplander Way, Culver City, California 90230.

The following information is presented on a forward-looking basis assuming the consummation of the Merger.

	Amount and Nature of Beneficial Ownership

	Number	Percent of Outstanding Shares

Justin F. Beckett	3,653,323	34.30%
Hank L. Torbert	93,026	0.87%
Robert Buch	456,338	4.28%
James Williams	298,001	2.80%
David Williams	0	0.00%
Michael Raeford	241,668	2.27%
Pinetree	2,283,373	7.71%
All Officers and Directors as a Group (7 people)	4,742,357	44.53%
_______________

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed.

Dated: January 24, 2007 By Order of the Board of Directors Freedom 20, Inc. By: /s/ Virginia K. Sourlis Virginia K. Sourlis, President